May 18, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	SUNSHINE BIOPHARMA INC. (CIK: 0001402328)
Registration Statement No. 333-295800 on Form S-1 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests (i) acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 11:00 a.m. Eastern Time, May 18, 2026, or as soon thereafter as practicable, and (ii) withdrawal of the previously filed request for the above-referenced Registration Statement to be declared effective May 18, 2026 at 5:00 p.m. Eastern time.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

The undersigned has complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Robert Eide
	Name:	Robert Eide
	Title:	Chief Executive Officer